Dolgenos Newman & Cronin LLP
                     1001 Avenue of the Americas, 12th Floor
                               New York, NY 10018

                                                              November 23, 2005

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549

         Attention:  Russell Mancuso
                         Branch Chief

                           Re: Avitar, Inc.
                           Preliminary Proxy Materials
                           Filed October 18, November 14 and
                                November 22, 2005
                           File No. 1-15695
                           Letter dated November 18, 2005

Gentlemen:

     On behalf of our client, Avitar, Inc. ("Avitar" or the "Company"), we are responding to the comments contained in the letter dated November 18, 2005 (the "Comment Letter") and we are supplementing our response contained in our letter dated November 22, 2005. Our references in this letter are to the headings and comment numbers used in the Comment Letter.

Terms of September 2005 Private Placement
Comment No. 2

Despite the fact that $1 million of the consideration for the $3 million Notes has not yet been paid to the Company, we believe that the registration of the shares underlying the Notes and Warrants is appropriate at this time, based upon
Section 3S of the March 1999 telephone interpretations. As stated in that
Section:

"In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff's PIPEs analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement."

In our view, the investors in the September 2005 private placement are irrevocably bound to purchase the $3 million of securities of the Company ($1 million of which was paid at the initial closing and $1 million of which was paid shortly after the filing of the Registration Statement in accordance with the parties' Registration Rights Agreement). The only conditions to their obligation to invest the total $3 million for the specified Notes and Warrants are those set forth in Section 7 of the Securities Purchase Agreement. None of the conditions in Section 7 are within the control of the investors ("Buyers"). The Buyers understand that they are irrevocably bound, have absolutely no discretion to back out of the transaction, are at complete market risk, all based upon the foregoing provisions of the Securities Purchase Agreement.

In regard to assignment of rights under the Agreement, Section 8(g) provides that "Neither the Company nor any Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other." Of course, that section also provides: "Notwithstanding the foregoing, subject to Section 2(f), any Buyer may assign its rights hereunder to any person that purchases Securities in a private transaction from a Buyer or to any of its "affiliates," as that term is defined under the 1934 Act, without the consent of the Company." While the second sentence appears to release restrictions on transfers, Section 2(f) in fact limits any transfers. As stated in Section 2(f):

"The Buyer understands that (i) except as provided in the Registration Rights Agreement, the sale or re-sale of the Securities has not been and is not being registered under the 1933 Act or any applicable state securities laws, and the Securities may not be transferred unless (a) the Securities are sold pursuant to an effective registration statement under the 1933 Act, (b) the Buyer shall have delivered to the Company an opinion of counsel reasonably acceptable to the Company and its counsel that shall be in form, substance and scope customary for opinions of counsel in comparable transactions to the effect that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration, which opinion shall be accepted by the Company, (c) the Securities are sold or transferred to an "affiliate" (as defined in Rule 144 promulgated under the 1933 Act (or a successor rule) ("Rule 144")) of the Buyer who agrees to sell or otherwise transfer the Securities only in accordance with this Section 2(f) and who is an Accredited Investor, (d) the Securities are sold pursuant to Rule 144, or (e) the Securities are sold pursuant to Regulation S under the 1933 Act (or a successor rule) ("Regulation S"), and the Buyer shall have delivered to the Company an opinion of counsel reasonably acceptable to the Company and its counsel that shall be in form, substance and scope customary for opinions of counsel in corporate transactions, which opinion shall be accepted by the Company; (ii) any sale of such Securities made in reliance on Rule 144 may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any re-sale of such Securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register such Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder (in each case, other than pursuant to the Registration Rights Agreement)."

In summary, it is our view for the foregoing reasons that the Buyers are irrevocably bound to purchase in accordance with the Securities Purchase Agreement and the assignment of rights is subject to the limits set in that Agreement which are typical in private placements.

The Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 925-2800 if you have any questions.

                                   Sincerely,

                                   Eugene M. Cronin

cc: (via fax) Tom Jones, Examiner